UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-2(a))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 2)

Eurosite Power Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29881X100
(CUSIP Number)

Elias Samaras
c/o Bonnie Brown, CFO
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451
(781) 522-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100	Schedule 13D	2

1	NAME OF REPORTING PERSON Elias Samaras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOUCRCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,098,312 shares of common stock[1]
	8	SHARED VOTING POWER 0 shares of common stock
	9	SOLE DISPOSITIVE POWER 12,098,312 shares of common stock[1]
	10	SHARED DISPOSITIVE POWER 0 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,098,312 shares; 14.69%
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.
12,098,312 shares of Common Stock that is the sole voting power includes the following: (1) 12,023,312 shares of Common Stock held directly by Elias Samaras, and (2) options to purchase 75,000 shares of Common Stock exercisable within 60 days of September 30, 2016.

CUSIP No. 29881X100	Schedule 13D	3

This Amendment of Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) by Dr. Elias Samaras, (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EuroSite Power Inc., a company incorporated under the laws of Delaware (the "Issuer"). The Reporting Person is making his second Amendment to his initial Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

The class of securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Dr. Elias Samaras.

(b) Dr. Samaras business address is c/o Eurosite Power Inc., 45 First Avenue, Waltham, MA 02451.

(c) Dr. Samaras is the Chief Executive Officer of Eurosite Power Inc., a Delaware Corporation with its principal office located at 45 First Avenue, Waltham, MA 02451 and is also a member of the board of directors of the Issuer, and a member of the board of directors of American DG Energy ("ADGE"), a corporation incorporated under the laws of Delaware.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Reporting Person is a Greek Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock to which this statement relates were purchased in a private placement with ADGE, where the Reporting Person entered into a share purchase agreement with ADGE to purchase 2,500,000 shares of Common Stock of the Issuer from ADGE at $0.40 per share, for an aggregate amount of $1,000,000.

ITEM 4. PURPOSE OF TRANSACTION.

The shares were not acquired by Reporting Person for any particular purpose, but rather for general investment purposes.  The Reporting Person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:
The Reporting Person intends to review his investments in the Issuer on a regular basis. Depending on various factors, including, without limitation, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to their investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of the Issuer’s Common Stock or other financial instruments related to the Issuer or its Common Stock or selling some or all of Issuer’s Common Stock held by him.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 12,098,312 shares of Common Stock, constituting 14.69 % of the Common Stock, based upon 82,265,056 shares of Common Stock outstanding as of August 11, 2016.

(b) The Reporting Person has the sole power to vote or direct the vote of 12,098,312 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 12,098,312 shares of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

CUSIP No. 29881X100	Schedule 13D	4

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ Bonnie Brown
Bonnie Brown, Power of Attorney

Date: October 14, 2016